RICHARD I. ANSLOW & ASSOCIATES
                           4400 Route 9 South
                        Freehold, New Jersey  07728

October 2, 2000

United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

     Re:     SILVER STAR FOODS, INC.-FILE#333-42311
             WITHDRAWAL OF FORM 8-A

Dear Sir/Madam:

I represent Silver Star Foods, Inc. This letter hereby serves as Silver Star's withdrawal of its Form 8-A filed on March 30, 1999 under file #333-42311.

If you have any further questions, please call me.

Very truly yours,

RICHARD I. ANSLOW & ASSOCIATES

By: /s/ Richard I. Anslow
--------------------------
        RICHARD I. ANSLOW

RIA/tp
cc:   Richard Wulff, Esq.  Chief, Office of Small Business